INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin 53233

March 31, 2008

Mr. Brick Barrientos
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of ThinkGrowth, ThinkGlobal, and ThinkGreen Funds (the “Registrant”)

Dear Mr. Barrientos:

Below is a summary of the comments provided by you on February 29, 2008 for the ThinkGrowth, ThinkGlobal and ThinkGreen Funds, each a series of Investment Managers Series Trust. All of the comments have been made and are reflected in the Post-Effective Amendment No. 34.

Prospectus

ThinkGrowth Fund

1.	Page 3 - Principal Investment Strategies, 3rd paragraph, define or explain “thesis”. This comment applies to all three Funds.
Response: please see revised Prospectus.

2.	Page 3 - Principal Risks of Investing, provide a summary of each principal risks pursuant to Item 2 to Form N1-A. This applies to all three Funds.
Response: please see revised Prospectus for a summary of each principal risks.

3.	Page 4-Fees and Expenses:

a) Move “Acquired fund fees and expenses” to go after “Other expenses” line.
b) Footnote 2 - Add that the estimated operating expenses of other mutual funds to be held by the Fund is “for the current fiscal year”.
c) Footnote 4 - Fill in the date for duration of the operating expenses contract. The term has to be for at least one year.

Response: the “Acquired fund fees and expenses” line has been removed for each of the Fund as the Advisor currently does not intend to invest in share of other funds. The term of the operating expense contract is one year. Please see updated Prospectus.

ThinkGlobal Fund

4.	Page 6 - Principal Investment Strategies. List or state number of countries that the Fund will invests.

Response: added disclosure that “under normal market conditions, the Fund will invest in at least three different countries.” Please see updated Prospectus.

ThinkGreen Fund

5.	Page 9 - Principal Investment Strategies.

a) Need to better define the Fund’s focus. First sentence state Green sector, then next sentences talks about Green Technology then Green Living. Need to define each term and explain more clearly what is the Fund‘s goal. Also, “sector” and “industry” are used interchangeably here, need to be more specific.
b) Explain or define more specific what does “products or services that improve life quality and life style” mean.
Response: please see revised Prospectus.

6.	Page 9 - Add disclosure regarding the possibility of companies with poor environmental records such as waste management companies.

Response: please see revised Prospectus.

7.	Page 12, Principal Risks of Investing - identify which Fund each of the risks relates to.

a) Page 13, Risks of Investing in Foreign Securities - identify which Fund.
b) Page14, Risks of Investing in Emerging Market Countries - identify which Fund.
c) Page 15, Market Concentration Risk. - define “Green Technology” and “Green Living” and the kind of companies in these sectors.
Response: please see revised Prospectus.

8.	Page 16 - Portfolio Manager -.describe the portfolio manager’s business experiences for the past 5 years, after 2001.
Response: please see Prospectus for revised disclosure. In addition, a new portfolio manager is added as co-manager to the Funds.

9.	Page 18 - Shareholder Servicing Plan - is the Plan under Rule 12b-1?
Response: the Shareholder Servicing Plan adopted is not pursuant to Rule 12b-1.

Statement of Additional Information

10.	Page B-15, Concentration.

a) Move this paragraph to go under fundamental policies.
b) Clarify what comprise of “Green Technology” and “Green Living”.
Response: please see updated SAI.

11.	Page B-19 - Compensation Table - complete table.
Response: please see updated SAI.

12.
Page B-22 - Portfolio Manager Compensation - add disclosure pursuant to Item 15(b) of Form N-1A to clarify whether fund performance in determining the portfolio manager’s compensation is based on pre or post-tax performance and any index or peer groups.

Response: please see updated SAI.

13.	Page B-28 - Portfolio Holdings Information

a)  1st paragraph above 2nd set of bullets. Change the word “above” to “below” in the 1st sentence.
b) 2nd sets of bullets. Disclose the frequency and lag time of portfolio holdings provided to this group.
Response: please see updated SAI.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041. Thank you.

Sincerely,

/s/Rita Dam

Rita Dam
Treasurer